SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2022

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the third three-month period ended September 30, 2022 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the third three-month period ended September 30, 2022 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine months ended September 30, 2022 and 2021

(Unit : in billions of Korean Won)	2022 Jul.-Sep.	2021 Jul.-Sep.	Change	2022 Jan.-Sep.	2021 Jan.-Sep.	Change
Operating revenues	19,773	16,462	3,311	51,765	45,147	6,618
Operating income (loss)	-7,531	-937	-6,594	-21,834	-1,124	-20,710
Income (Loss) before income tax	-8,123	-1,332	-6,791	-23,041	-1,987	-21,054
Net income (loss)	-5,884	-1,026	-4,858	-16,646	-1,576	-15,070
Net income (loss) attributable to owners of the company	-5,905	-1,045	4,860	-16,695	-1,650	-15,045

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine months ended September 30, 2022 and 2021

(Unit : in billions of Korean Won)	2022 Jul.-Sep.	2021 Jul.-Sep.	Change	2022 Jan.-Sep.	2021 Jan.-Sep.	Change
Operating revenues	19,247	16,116	3,131	50,119	44,377	5,742
Operating income (loss)	-8,943	-1,239	-7,704	-23,948	-3,244	-20,704
Income (Loss) before income tax	-9,127	-1,293	-7,834	-24,111	-3,079	-21,032
Net income (loss)	-6,576	-1,026	-5,550	-17,387	-2,233	-15,154

Notes:

(1)	The figures for the first nine months period ended September 30, 2021 were changed from the Form 6-K dated November 12, 2021 due to the amendment of K-IFRS 1016, effective since January 1, 2022.
(2)	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Sim, Kwang-sub
Name:	Sim, Kwang-sub
Title:	Corporate Vice President

Date: November 14, 2022